================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 9)

                                 DTM CORPORATION
                       (Name of Subject Company (Issuer))

                                TIGER DEALS, INC.

                             3D SYSTEMS CORPORATION
                                   (Offerors)

                    COMMON STOCK, $0.0002 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   23333 L 103
                      (CUSIP Number of Class of Securities)

                                   -----------

                                                       COPY TO:
           E. JAMES SELZER
       CHIEF FINANCIAL OFFICER AND                JULIE M. KAUFER, ESQ.
         VICE PRESIDENT, FINANCE       AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
         3D SYSTEMS CORPORATION                2029 CENTURY PARK EAST
           26081 AVENUE HALL                         SUITE 2400
       VALENCIA, CALIFORNIA 91355           LOS ANGELES, CALIFORNIA 90067
            (661) 295-5600                         (310) 229-1000


  (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
          Transaction valuation*                   Amount of filing fee**
               $46,971,196                                $9,395
--------------------------------------------------------------------------------


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*       Estimated for purposes of calculating the filing fee only. Calculated based on the product of $5.80, the per share tender offer price for all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation (the "Common Shares"), multiplied by 8,098,482 (which includes 977,493 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Tiger Deals, Inc. for such number of Common Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid....$9,395   Filing Party...Tiger Deals, Inc. and
                                                          3D Systems Corporation
        Form or Reg. No......Schedule TO   Date Filed.....April 30, 2001
                                Amend. No. 1 to Schedule TO         May 16, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        [X]     third-party tender offer subject to Rule 14d-1.

        [ ]     issuer tender offer subject to Rule 13e-4.

        [ ]     going-private transaction subject to Rule 13e-3.

        [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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        This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on April 30, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on May 16, 2001, Amendment No. 2 filed with the SEC on May 22, 2001, Amendment No. 3 filed with the SEC on May 25, 2001, Amendment No. 4 filed with the SEC on June 7, 2001, Amendment No. 5 filed with the SEC on June 19, 2001, Amendment No. 6 filed with the SEC of July 6, 2001, Amendment No. 7 filed with the SEC on July 23, 2001, and Amendment No. 8 filed with the SEC on July 27, 2001, relating to the offer to purchase by Tiger Deals, Inc., or "Offeror," a Delaware corporation and an indirect wholly-owned subsidiary of 3D Systems Corporation, or "Parent," a Delaware corporation, all of the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation, or the "Company," a Texas corporation, at a purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the "Offer to Purchase," dated as of April 30, 2001, the "Amendment and Supplement to Offer to Purchase," dated as of May 15, 2001, and in the related Letter of Transmittal. Copies of the Offer to Purchase, Amendment and Supplement to Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(i),
(a)(1)(ix) and (a)(1)(ii), respectively, to the Schedule TO, as amended. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 9, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on April 30, 2001, the Amendment No. 1 to Schedule TO we filed on May 16, 2001, the Amendment No. 2 to Schedule TO we filed on May 22, 2001, the Amendment No. 3 to Schedule TO we filed on May 25, 2001, the Amendment No. 4 to Schedule TO we filed on June 7, 2001, the Amendment No. 5 to Schedule TO we filed on June 19, 2001, the Amendment No. 6 to Schedule TO we filed on July 6, 2001, the Amendment No. 7 to Schedule TO we filed on July 23, 2001 and the Amendment No. 8 to Schedule TO we filed on July 27, 2001.

ITEM 1. SUMMARY TERM SHEET.

        Item 1 of Schedule TO is hereby amended and supplemented by including the following:

        On August 10, 2001, we extended the offer until 12:00 midnight, New York City time, on Friday, August 17, 2001. The full text of the joint press release we issued with DTM on August 10, 2001 announcing the extension of the offer is filed as Exhibit (a)(1)(xvii) hereto.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of Schedule TO is hereby amended and supplemented by including the following:

        On August 10, 2001, we extended the offer until 12:00 midnight, New York City time, on Friday, August 17, 2001. The full text of the joint press release we issued with DTM on August 10, 2001 announcing the extension of the offer is filed as Exhibit (a)(1)(xvii) hereto.

ITEM 11. ADDITIONAL INFORMATION.

        Item 11 of Schedule TO is hereby amended and supplemented by including the following:


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

        On August 10, 2001, we extended the offer until 12:00 midnight, New York City time, on Friday, August 17, 2001. In order to induce us to extend the offer to that date, DTM executed a letter agreement with us pursuant to which DTM agreed not to exercise its right to terminate the merger agreement under Section 9.1(b)(1)(y) of the merger agreement prior to midnight New York City time, on August 17, 2001. Pursuant to the terms of a letter agreement dated July 26, 2001, delivered in connection with the previous extension of the offer until midnight August 14, 2001, DTM would otherwise have been entitled to exercise this right commencing on August 15, 2001. This letter agreement and the joint press release announcing the extension of the offer are filed hereto and incorporated herein by reference as Exhibit (a)(5)(v) and (a)(1)(xvii), respectively.


ITEM 12. EXHIBITS.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
(a)(1)(i)             Offer to Purchase, dated as of April 30, 2001.(1)

(a)(1)(ii)            Letter of Transmittal for Common Stock.(1)

(a)(1)(iii)           Notice of Guaranteed Delivery for Common Stock.(1)

(a)(1)(iv)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.(1)

(a)(1)(v)             Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.(1)

(a)(1)(vi)            Guidelines for Certification of Taxpayer Identification Number on
                      Substitute Form W-9.(1)

(a)(1)(vii)           Text of Joint Press Release issued by the Company and
                      Parent on April 3, 2001 (incorporated by reference to
                      Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).

(a)(1)(viii)          Summary advertisement published in The Wall Street Journal on April 30,
                      2001.(1)

(a)(1)(ix)            Amendment and Supplement to Offer to Purchase, dated as of May 15,
                      2001.(2)

(a)(1)(x)             Text of Press Release issued by Parent on May 21, 2001.(3)

(a)(1)(xi)            Text of Press Release issued by Parent on May 25, 2001.(4)

(a)(1)(xii)           Text of Joint Press Release issued by the Company and Parent on June 6,
                      2001.(5)

(a)(1)(xiii)          Text of Joint Press Release issued by the Company and Parent on June 18,
                      2001.(6)

(a)(1)(xiv)           Text of Joint Press Release issued by the Company and Parent on July 5,
                      2001.(7)

(a)(1)(xv)            Text of Joint Press Release issued by the Company and Parent on July 20,
                      2001.(8)

(a)(1)(xvi)           Text of Joint Press Release issued by the Company and Parent on July 27,
                      2001.(9)

(a)(1)(xvii)          Text of Joint Press Release issued by the Company and Parent on August
                      10, 2001.


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

(a)(2)                Not applicable.

(a)(3)                Not applicable.

(a)(4)                Not applicable.

(a)(5)(i)             Letter Agreement, dated as of June 20, 2001, by and among the Company,
                      Parent and Offeror.(7)

(a)(5)(ii)            Letter Agreement, dated as of July 5, 2001, by and among the Company,
                      Parent and Offeror.(7)

(a)(5)(iii)           Letter Agreement, dated as of July 20, 2001, by and among the Company,
                      Parent and Offeror.(8)

(a)(5)(iv)            Letter Agreement, dated as of July 26, 2001, by and among the Company,
                      Parent and Offeror.(9)

(a)(5)(v)             Letter Agreement, dated as of August 13, 2001, by and among the Company,
                      Parent and Offeror.

(b)                   Commitment Letter, dated as of April 24, 2001, by U.S. Bank National
                      Association and Parent.(1)

(b)(i)                Loan and Security Agreement, dated as of May 21, 2001, by and among U.S.
                      Bank National Association, Parent and other signatories.(3)

(b)(ii)               Amendment Agreement Number One to Loan and Security Agreement, dated as of July 26, 2001, by and among U.S. National Bank National Association,
                      Parent and other signatories.(9)

(d)(1) Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).

(d)(2)                Amendment No. 1 to Agreement and Plan of Merger, dated as of May 15,
                      2001, by and among the Company, Parent and Offeror.(2)

(d)(3)                Form of Tender and Voting Agreement, dated as of April 2,
                      2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's Schedule TO-C filed April 3,
                      2001).

(g)                   None.

(h)                   None.


(1) Previously filed with Schedule TO filed with the SEC on April 30, 2001.

(2) Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.

(3) Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.

(4) Previously filed with Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.

(5) Previously filed with Amendment No. 4 to Schedule TO filed with the SEC on June 7, 2001.

(6) Previously filed with Amendment No. 5 to Schedule TO filed with the SEC on June 19, 2001.

(7) Previously filed with Amendment No. 6 to Schedule TO filed with the SEC on July 6, 2001.

(8) Previously filed with Amendment No. 7 to Schedule TO filed with the SEC on July 23, 2001.

(9) Previously filed with Amendment No. 8 to Schedule TO filed with the SEC on July 27, 2001.


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

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2001                  TIGER DEALS, INC.



                                        BY:  /s/ BRIAN K. SERVICE
                                             -----------------------------------
                                             Name:  Brian K. Service
                                             Title: President and Chief
                                                    Executive Officer


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2001                  3D SYSTEMS CORPORATION



                                        BY:  /s/ BRIAN K. SERVICE
                                             -----------------------------------
                                             Name:  Brian K. Service
                                             Title: President and Chief
                                                    Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
(a)(1)(i)             Offer to Purchase, dated as of April 30, 2001.(1)

(a)(1)(ii)            Letter of Transmittal for Common Stock.(1)

(a)(1)(iii)           Notice of Guaranteed Delivery for Common Stock.(1)

(a)(1)(iv)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.(1)

(a)(1)(v)             Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.(1)

(a)(1)(vi)            Guidelines for Certification of Taxpayer Identification Number on
                      Substitute Form W-9.(1)

(a)(1)(vii)           Text of Joint Press Release issued by the Company and
                      Parent on April 3, 2001 (incorporated by reference to
                      Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).

(a)(1)(viii)          Summary advertisement published in The Wall Street Journal on April 30,
                      2001.(1)

(a)(1)(ix)            Amendment and Supplement to Offer to Purchase, dated as of May 15,
                      2001.(2)

(a)(1)(x)             Text of Press Release issued by Parent on May 21, 2001.(3)

(a)(1)(xi)            Text of Press Release issued by Parent on May 25, 2001.(4)

(a)(1)(xii)           Text of Joint Press Release issued by the Company and Parent on June 6,
                      2001.(5)

(a)(1)(xiii)          Text of Joint Press Release issued by the Company and Parent on June 18,
                      2001.(6)

(a)(1)(xiv)           Text of Joint Press Release issued by the Company and Parent on July 5,
                      2001.(7)

(a)(1)(xv)            Text of Joint Press Release issued by the Company and Parent on July 20,
                      2001.(8)

(a)(1)(xvi)           Text of Joint Press Release issued by the Company and Parent on July 27,
                      2001.(9)

(a)(1)(xvii)          Text of Joint Press Release issued by the Company and Parent on August
                      10, 2001.

(a)(2)                Not applicable.

(a)(3)                Not applicable.

(a)(4)                Not applicable.

(a)(5)(i)             Letter Agreement, dated as of June 20, 2001, by and among the Company,
                      Parent and Offeror.(7)

(a)(5)(ii)            Letter Agreement, dated as of July 5, 2001, by and among the Company,
                      Parent and Offeror.(7)

(a)(5)(iii)           Letter Agreement, dated as of July 20, 2001, by and among the Company,
                      Parent and Offeror.(8)

(a)(5)(iv)            Letter Agreement, dated as of July 26, 2001, by and among the Company,
                      Parent and Offeror.(9)

(a)(5)(v)             Letter Agreement, dated as of August 13, 2001, by and among the Company,
                      Parent and Offeror.

(b)                   Commitment Letter, dated as of April 24, 2001, by U.S. Bank National

                      Association and Parent.(1)

(b)(i)                Loan and Security Agreement, dated as of May 21, 2001, by and among U.S.
                      Bank National Association, Parent and other signatories.(3)

(b)(ii)               Amendment Agreement Number One to Loan and Security Agreement, dated as of July 26, 2001, by and among U.S. National Bank National Association,
                      Parent and other signatories.(9)

(d)(1) Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).

(d)(2)                Amendment No. 1 to Agreement and Plan of Merger, dated as of May 15,
                      2001, by and among the Company, Parent and Offeror.(2)

(d)(3)                Form of Tender and Voting Agreement, dated as of April 2,
                      2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's Schedule TO-C filed April 3,
                      2001).

(g)                   None.

(h)                   None.

(1) Previously filed with Schedule TO filed with the SEC on April 30, 2001.

(2) Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on
    May 16, 2001.

(3) Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on
    May 22, 2001.

(4) Previously filed with Amendment No. 3 to Schedule TO filed with the SEC on
    May 25, 2001.

(5) Previously filed with Amendment No. 4 to Schedule TO filed with the SEC on
    June 7, 2001.

(6) Previously filed with Amendment No. 5 to Schedule TO filed with the SEC on
    June 19, 2001.

(7) Previously filed with Amendment No. 6 to Schedule TO filed with the SEC on
    July 6, 2001.

(8) Previously filed with Amendment No. 7 to Schedule TO filed with the SEC on
    July 23, 2001.

(9) Previously filed with Amendment No. 8 to Schedule TO filed with the SEC on
    July 27, 2001.





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